UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act and, in connection with such notification of withdrawal of election, submits the following information:

Name:	FRANCHISE CAPITAL CORPORATION

Address of Principal Business Office:	43180 BUSINESS PARK DR., SUITE 202
TEMECULA, CA 92590
Telephone Number:	(951)587-9100

Name and Address of Agent for Service and Process:	STEVEN PEACOCK 43180 BUSINESS PARK DR., SUITE 202 TEMECULA, CA 92590

Commission File Number under the Securities Exchange Act of 1934:	333-72392

The following is the basis for the filing of this notification of withdrawal:

The Company’s operations are no longer those of an investment company as defined by the Investment Company Act of 1940. As a result the Company is unable to comply with the provisions of the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Temecula and State of California on this 13th day of March, 2007.

By: /s/ Steven Peacock Steven Peacock Its: Chief Executive Officer